



15025994

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2015

Washington DC

SEC FILE NUMBER
8- 53021

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING_____12/31/14_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1111 Bayside Drive, Suite 250
                              (No. and Street)

Newport Beach	California	92625
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Budge Collins   949-644-5771
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
        Brian W. Anson
                        (Name – if individual, state last, first, middle name)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Budge Collins_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Collins/Bay Island Securities, LLC_____ , as of____December 31_____, 2014_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ASHLEY BROOKE ESCOTT
Commission # 2078290
Notary Public - California
Orange County
My Comm. Expires Aug 17, 2018

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Orange_

On _2/2/2015_ before me, _Ashley Brooke Escott_,
Date _Here Insert Name and Title of the Officer_

personally appeared _Budge Collins_
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

> ASHLEY BROOKE ESCOTT
> Commission # 2078290
> Notary Public - California
> Orange County
> My Comm. Expires Aug 17, 2018

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
Signature of Notary Public

Place Notary Seal Above

———————————— **OPTIONAL** ————————————
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)
Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

BRIAN W. ANSON
Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Collins/Bay Island Securities LLC
Newport Beach, California

I have audited the accompanying statement of financial condition of Collins/Bay Island Securities LLC as of December 31, 2014 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Collins/Bay Island Securities LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collins/Bay Island Securities LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Collins/Bay Island Securities LLC's financial statements. The supplemental information is the responsibility of Collins/Bay Island Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 30, 2015

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$	135,749
Securities owned, at fair value		5,304,872
Accounts receivable		899,914
Property and equipment, net		377,135
Other assets		27,797
	$	6,745,467

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	276,625

Commitment

Member's equity		6,468,842
	$	6,745,467

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF INCOME

Year Ended December 31, 2014

Revenues

Referral revenues on management fees	$	3,900,256
Referral revenues on performance fees		256,869
Other income		485,300
Total revenues		4,642,425

Expenses

Promotion and travel	
Payroll and payroll taxes	436,965
Professional fees	247,206
Rent	60,232
Depreciation	133,984
Employee benefits	86,907
Other	69,520
	507,485
Total expenses	1,542,300

Net income

	$	3,100,125

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2014

Member's equity, beginning of year	$	10,293,717
Member distributions		(6,925,000)
Net income		3,100,125
Member's equity, end of year	$	6,468,842

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities		
Net income		
Adjustments to reconcile net income to net cash provided by operating activities:	$	3,100,125
Depreciation		9,285
Loss on disposal of property and equipment		7,768
Changes in operating assets and liabilities:		
Accounts receivable		2,244,749
Other assets		(680)
Accounts payable and accrued expenses		(38,199)
Net cash provided by operating activities		5,323,048
Cash flows from investing activities		
Proceeds from sale of securities		(1,733,906)
Purchases of property and equipment		(34,932)
Net cash provided by investing activities		(1,768,838)
Cash used in financing activities		
Member distributions		(6,925,000)
Net decrease in cash and cash equivalents		(3,370,790)
Cash and cash equivalents, beginning of year		3,506,539
Cash and cash equivalents, end of year	$	135,749

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in marketing third-party private investments.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 30, 2014. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market fund to be cash equivalents.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Revenue Recognition

The Company earns referral fees from management and performance fees for accounts obtained for third-party investment companies. The fees are recognized on a quarterly or yearly basis as they are recognized by the investment advisors managing the investment companies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for major renewals and improvements are capitalized while minor

COLLINS/BAY ISLAND SECURITIES LLC

replacements, maintenance and repairs that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

With the company being a Single Member LLC, the company is not subject to audit by the IRS.

Concentration of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution per depositor.

Concentration of Revenues

In 2014, the Company received 46% of its management fee revenues from one manager and 100% of its performance fee revenues from another manager.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets				
U.S. Treasury bills	$ 3,044,872	$ -	$ -	$ 3,044,872

COLLINS/BAY ISLAND SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

3. Property and equipment

Property and equipment consists of the following at December 31, 2014:

Automobile	$	192,759
Leasehold improvements		103,031
Office equipment		57,095
Furniture and fixtures		360,398
Less accumulated depreciation		(336,148)
Property and equipment, net	$	377,135

Depreciation expense for the year ended December 31, 2014 was $86,907.

4. Commitment

The Company does not lease office space under a non-cancellable operating lease. Aggregate future minimum annual rental payments in the years subsequent to 2014 are as follows:

Year ending,		
2015	$	111,573
2016		114,471
2017		117,369
2018		120,267
2019	—	60,858

Rent expense for the year ended December 31, 2014 was $133,984.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $4,821,985 which was $4,803,544 in excess of its minimum net capital requirement of $18,442.

6. Pension and profit-sharing plans

The Company has a profit sharing plan and 401(k) plan for the benefit of its eligible employees. The Company's contribution to the profit sharing plan for the year ended December 31, 2014 is $44,773, all of which has been accrued as of December 31, 2014.

COLLINS/BAY ISLAND SECURITIES LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Member's equity		$	6,468,842
Less nonallowable assets			
Accounts receivable			899,914
Property and equipment, net			377,135
Other assets			27,797
			1,304,847
Net capital before haircuts			5,163,995
Haircut, security positions			342,010
Undue concentration, security positions			-
Net capital		$	4,821,985
Aggregate indebtedness		$	276,625
Computed minimum net capital required (6.67% of aggregate indebtedness)		$	18,442
Minimum net capital required (under SEC Rule 15c3-1)		$	5,000
Excess net capital		$	4,803,544
Percentage of aggregate indebtedness to net capital	$ 276,625		
	$ 4,821,985		
			6%

There are no material differences between the computation of net capital presented above and the computation
of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

COLLINS/BAY ISLAND SECURITIES LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33-REV 7/10)	P.O. Box 92185 Washington, D.C. 20090-2185	(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
22*22*********3319*********************MIXED AADC 220
053021   FINRA   DEC
COLLINS / BAY ISLAND SECURITIES LLC
111 N BAYSIDE DR STE 250
NEWPORT BEACH CA 92660
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOANNA K HAYES
949-644-5971

2. A. General Assessment (item 2e from page 2) — $ *10,393*

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (*5,640*)
      7/31/2014
      Date Paid

   C. Less prior overpayment applied — (~~753~~ *0*)

   D. Assessment balance due or (overpayment) — *4,753*

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — *0*

   F. Total assessment balance and interest due (or overpayment carried forward) — $ *4,753*

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) — $ *4,753*

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COLLINS BAY ISLAND SECURITIES LLC
(Name of Corporation, Partnership or other organization)

Beade Cole
(Authorized Signature)

Dated the *23* day of *FEBRUARY*, 20 *15*.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $4,642,426

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   <485,300>

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   <485,300>

SIPC Net Operating Revenues $4,157,126

General Assessment @ .0025 $10,393

    (to page 1, line 2.A.)

2

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Collins/Bay Island Securities, LLC
Newport Beach, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Collins/Bay Island Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Collins/Bay Island Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Collins/Bay Island Securities, LLC's management is responsible for Collins/Bay Island Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 30, 2015

15

Assertions Regarding Exemption Provisions

We, as members of management of (*Collins Bay Island Securities LLC*) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(i)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2014 through January 31, 2014.

Collins Bay Island Securities LLC

By:

_____
(Budge Collins, President)

_____
1/28/15
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Collins/Bay Island Securities LLC
Newport Beach, CA

I have reviewed management's statements, included in the accompanying Collins/Bay Island Securities LLC, Inc. Exemption Report in which (1) Collins/Bay Island Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Collins/Bay Island Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Collins/Bay Island Securities LLC stated that Collins/Bay Island Securities LLC met the identified exemption provision throughout the most recent fiscal year without exception. Collins/Bay Island Securities LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Collins/Bay Island Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 30, 2015